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SEC FILE NUMBER
0-12933

CUSIP NUMBER
512807108

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 23, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
     LAM RESEARCH CORPORATION

Full Name of Registrant

Former Name if Applicable
     4650 CUSHING PARKWAY

Address of Principal Executive Office (Street and Number)
     FREMONT, CALIFORNIA 94538

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently Valid OMB control number.

PART III — NARRATIVE
PART IV — OTHER INFORMATION

PART III — NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
Lam Research Corporation (the “Company”) plans to file its Quarterly Report on Form 10-Q for the quarter ended September 23, 2007 (“Form 10-Q”) as soon as practicable, but does not expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.
As disclosed in the Company’s current report on Form 8-K filed with the SEC on July 18, 2007, an Independent Committee of the Company’s Board of Directors, composed of two independent board members appointed by the Board of Directors, is conducting a review of the Company’s historical stock option practices and related accounting. The voluntary review arose after the Company’s independent auditors performed auditing processes, pursuant to recent guidance from the Public Company Accounting Oversight Board (“PCAOB”), relating to the Company’s historical stock option grant programs and procedures as part of its fiscal year-end 2007 audit. The Independent Committee is working with independent outside legal counsel to complete this review as quickly as possible. At this time the review is ongoing and the Company will not be in a position to file the Form 10-Q until after the completion of the review and until the Company can determine whether it needs to record any non-cash adjustments to compensation expense related to prior stock option grants. The Company does not presently expect that such review will be completed within the prescribed time period for the filing of such Form 10-Q (including the 5-day extension under Rule 12b-25).

(Attach Extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Martin B. Anstice	(510)	572-0200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☑ No
Form 10-K for the year ended June 24, 2007

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☐ No *
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* Because of the review regarding the Company’s historical stock option practices and related accounting discussed in Part III above, the Company has not checked either box in Part IV subsection 3, as it is not possible at this time for the Company to determine whether any significant change in results of operations from the corresponding period for the last fiscal year arising from the review will be reflected in the earnings statements to be included in the Form 10-Q. The Company previously announced selected financial data in its Form 8-K filed with the SEC on October 10, 2007. The amounts reported in the October 10, 2007 Form 8-K for cost of goods sold, gross margin, operating expenses, operating income and income before income taxes are preliminary due to the ongoing option review and could be subject to adjustment.
This Form 12b-25 contains forward-looking statements regarding the Company’s ability to file its quarterly report on Form 10-Q for the quarter ended September 23, 2007 and the financial results it will report for the period covered by such Form 10-Q. Because the Independent Committee has not completed its review of the Company’s historical stock option granting practices and the related accounting, the Company cannot provide any assurance when its Form 10-Q will be filed or whether there will be any significant change to its results of operations from the corresponding prior periods.
LAM RESEARCH CORPORATION
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 5, 2007	By: Name:	/s/ Martin B. Anstice Martin B. Anstice
	Title:	Senior Vice President, Chief Financial Officer and Chief Accounting Officer